

Greg Krupa
Artisan Tropic – A Rare Opportunity in Regenerative CPG
To: Bcc: [redacted]

May 8, 2025 at 10:14 AM

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Siri Found a Contact
Greg Krupa
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Hi Andy, Liz, and Nate,

I hope you're well! We were in touch last year during the Series A raise for GoodSAM Foods—I'm sure you saw we closed that round successfully. Heather from GoodSAM connected me with another exceptional food company, Artisan Tropic, and I immediately thought of Loft. It's a better fit in terms of stage, traction, and mission alignment.

How often do you see a U.S. CPG brand scale from $0 to $9.5M in revenue, reach 6,000 points of sale—including Whole Foods, Costco, Albertsons, and Sprouts—and do it all without outside equity capital? Almost never. That is, until you meet the Guzman family, the founders of Artisan Tropic.

This vertically integrated, family-owned brand has bootstrapped its way to national success over the last decade. Rooted in regenerative agriculture in Colombia, Artisan Tropic produces plantain and cassava-based chips and, as of Jan this year, next-gen grain- and gluten-free crackers. In Q1 2025, we reported $2.3M in revenue (71% YoY growth), with crackers already contributing 23% of sales—despite zero marketing spend. Retail velocity is up double digits across key accounts, with cracker expansion expected to top 2,000 stores by year-end. With $14.5M projected revenue for 2025, we're now raising our first-ever financing round of $8M.

Please take a look at our Artisan Tropic Investor Deck and let us know if you'd like to meet the team.

Thanks for your consideration,

Greg Krupa
4x Founder | Impact Investor | Scale Advisor
Krupa Impact Advisors LLC
Head of Investor Relations: Artisan Tropic & GoodSAM Foods
Savia Ventures | iThink VC | BuenTrip Ventures | Zenani Capital | 500 Global
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Juan Pablo Guzman
Artisan Tropic + Grupo Bimbo
To: [redacted]

November 25, 2024 at 3:45 PM

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Hi Gary and Joseph,

Hope you're both doing great. I appreciate your response via LI. As I mentioned, my parents operated the largest American DSD Distributor for Barcel USA in Charlotte, NC and sold the business to Grupo Bimbo in 2021. And now we are growing a story through a brand called Artisan Tropic, and would love to tell you a bit more about it:

Artisan Tropic is more than just a leading better-for-you tropical food brand — it's a movement toward a healthier planet and a more sustainable food system. On track to do ~$10M in revenue in 2024, we are vertically integrated, EBITDA positive, and poised for extraordinary growth.

After 10 years of bootstrapping, we're now seeking partners who believe in our mission and want to be part of this journey. We're raising growth equity in two phases:

- **Phase 1** - Bridge Round - Up to $2.0M via SAFE
  - *Timing*: Target Closing Date is December 31, 2024
- **Phase 2** - Series A - Up to $10.0M via Equity
  - *Timing*: Target Closing Date is August 31, 2025

This is an exciting opportunity to invest in a company committed to supporting regenerative agriculture, making a positive environmental and social impact, while scaling to new heights. Attached is a brief overview of the SAFE and the chance to partner with us in creating lasting impact.

If you're interested in either phase and would like to learn more about our business and deal structure, I'd love to connect further on a call.

Thank you,

Juan Pablo Guzman
CEO/CO-FOUNDER

[redacted]

www.artisantropic.com

RECONNECTING SOIL, PEOPLE & FOOD
ORGANIC
ARTISAN TROPIC
GRAIN-FREE CRACKERS
TOMATO HERB
SEA SALT
CHILE LIME
FREE OF TOP 9 ALLERGENS
Click here to watch the full story!